June 13, 2017	TSX-V: HNC

Hard Creek Nickel Corporation Reports Voting Results

Pursuant to Section 11.3 of National Instrument 51-102, the following matters were put to vote at the Annual General Meeting of Hard Creek Nickel Corporation (the “Issuer”) held on June 13, 2017:

1.             Number of Directors

By vote of proxy (For: 10,766,067 Shares, Against: 7,600 Shares), the number of directors was set at three.

2.             Election of Directors

By vote of proxy and in person, the following persons were elected as directors of the Issuer until their term of office expires:

	For	Withheld
Lyle Davis	8,833,757	66,300
Mark Jarvis	8,481,701	418,356
Tom Milner	8,833,757	66,300

3.             Appointment and Remuneration of Auditor

By vote of proxy (For: 10,718,167 Shares, Withheld: 55,500 Shares), Dale Matheson Carr-Hilton Labonte LLP was appointed as auditor of the Issuer for the ensuing year and the directors are authorized to set the remuneration.

4.             Approval of Stock Option Plan

By vote of proxy (For 8,822,217 Shares, Against 77,840 Shares); the approval of the resolutions set out in the Information Circular approving the Stock Option Plan.

5.             Other business

By vote of proxy (For 8,472,901 Shares, Against 427,156);

Hard Creek Nickel Corporation

“Mark Jarvis”

President and CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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